2006 Annual Report



"Our short-term expectations were challenged as we invested significant resources to strengthen our capacity for long-term growth."

Alfred E. Brennan, CEO

Young Innovations, Inc.

FINANCIAL HIGHLIGHTS

OPERATING RESULTS (In thousands except for per share data)	2006	2005	2004	% Change 2005-2006
Net Sales	$90,805	$84,766	$79,201	7.1%
Operating Income	23,483	23,825	21,131	(1.4%)
Net Income from Continuing Operations	14,779	15,338	13,137	(3.6%)
Net Income	14,779	15,338	13,934	(3.6%)
Diluted Earnings Per Share from Continuing Operations	$ 1.61	$ 1.65	$ 1.40	(2.4%)
Diluted Earnings Per Share	1.61	1.65	1.48	(2.4%)
Weighted Average Fully Diluted Shares Outstanding	9,182	9,312	9,409	(1.4%)
Net Cash Flows from Operating Activities	$13,711	$17,843	$12,531	(23.2%)

FINANCIAL POSITION			
Working Capital	$25,982	$28,186	$19,428
Cash & Equivalents	1,017	10,227	2,552
Stockholders' Equity	117,498	103,564	95,137

FINANCIAL RATIOS			
Operating Income to Net Sales	25.9%	28.1%	26.7%
Net Income to Net Sales	16.3%	18.1%	17.6%


NET SALES
$79,201
$84,766
$90,805
2004
2005
2006


OPERATING INCOME
$21,131
$23,825
$23,483
2004
2005
2006


NET INCOME
$13,934
$15,338
$14,779
2004
2005
2006



In 2006, Young Innovations posted sales and earnings per share of $90.8 million and $1.61, respectively. While sales growth improved 7.1 percent over the previous year, earnings per share decreased 2.4 percent, with net income falling 3.6 percent to $14.8 million from $15.3 million in 2005. Lower revenue from our diagnostic operations, facilities consolidation expenses and a lower-than-expected impact from our new product introductions all contributed to our unsatisfactory results in 2006. Though we are disappointed with this financial performance, we believe demand for our products remains strong. As we enter our tenth year as a public company, we are confident that our planned investments will provide a solid foundation for future growth.

"We are confident that our planned investments will provide a solid foundation for future growth."

Arthur L. Herbst, Jr., President



"Microbrush contributed approximately $5.0 million in sales on the year."

Alfred E. Brennan, CEO

Throughout the year, our short-term expectations were challenged as we invested significant resources to strengthen our capacity for long-term growth. In August 2006, we acquired Microbrush, Inc., and Microbrush International, Inc., collectively the worldwide leading manufacturer of dental micro-applicators and related consumable products. Microbrush contributed approximately $5.0 million in sales on the year, representing the majority of the Company's increase in total sales.

During the year, we experienced a decline in the sales performance of our diagnostic services business. Increased rental shipments in 2006 negatively impacted overall sales for the year. Costs of digital X-ray equipment continue to decline as image quality improves, leading more dentists to consider the right time to adopt digital technology for their practices. As digital options continue to evolve, we believe some dentists are interested in near-term solutions for their imaging needs. Our rental program provides dentists the diagnostic benefits of panoramic radiography while they evaluate the cost and viability of digitally integrating their practices. We remain committed to providing film-based systems, which can be converted to digital systems as costs decrease and technology improves the quality of images produced. With a significant installed base of diagnostic X-ray systems, we believe we have an attractive, long-term opportunity in this product segment.



Our three-pronged growth strategy, comprised of strategic acquisitions, evolutionary product development and operating efficiencies, has served the Company well. Since our initial public offering in 1997, the execution of this strategy by our employees has increased sales and net income – though uneven on an annual basis – at a compound annual growth rate of 15 percent per year through 2006. We believe the fundamentals of our business are strong and will provide the basis for our continued growth.

Young Innovations remains committed to the same three-pronged growth strategy that carried us through our initial public offering over nine years ago. The three components of our strategy – complementary acquisitions, evolutionary product line advancements and operating efficiencies – guide the Company to acquire, innovate and improve.


INNOVATE
ACQUIRE
IMPROVE

The acquisition of Microbrush added an innovative, versatile product line of disposable dental micro-applicators to our selection of oral healthcare consumables. Microbrush products provide effective solutions for a variety of dental procedures, from delicate cosmetic and restorative applications to the placement of implants, sealants and orthodontic materials. Microbrush, with operations in Grafton, WI; Orlando, FL; and Dungarvan, Ireland, is a market leader in dental micro-applicators, and provides gross margins similar to those of our base business. Approximately 60 percent of Microbrush sales occur outside of the United States, which we believe will facilitate our future expansion in the international dental consumables market.

We note that, including the acquisition of Microbrush, the Company has made only two significant acquisitions in the last four years, which is below our strategic goal. We remain committed to pursuing growth through acquisitions, but we do not plan to significantly alter our valuation criteria.



Microbrush develops and manufactures disposable dental micro-applicators used every day by oral healthcare professionals in routine checkups, advanced orthodontic and surgical procedures, and cosmetic applications. From sealants and veneers to implants and composites, dentists rely on Microbrush products to reach where traditional instruments cannot, with the requisite delicacy and versatility to correctly place critical materials in hard-to-reach areas of the mouth.



"We plan to make investments in both our fixed and human capital to support our long-term growth objectives."

Arthur L. Herbst, Jr., President

Our new product efforts have focused on evolutionary development over time. We recognize that, in certain instances, our new product introductions have competed with our consolidation activities for management resources. To strengthen our new product development efforts and related marketing activities, we reorganized our product development function in late 2006 to create dedicated resources for continued advancements in our product offering.

In 2006 we consolidated our operations in Fort Wayne, IN, and completed facility improvements at our Earth City, MO, location. Additionally, we broke ground on a 95,000-square-foot facility in Algonquin, IL. We believe there remain significant opportunities to consolidate operations and better serve our customers. We currently conduct business from 18 facilities, and we estimate this number can be reduced to 12 locations by the end of 2008, prior to the effect of future acquisitions. We plan to continue to make investments in both our fixed and human capital to support our long-term growth objectives.



We broke ground on our new, 95,000-square-foot Algonquin, IL, facility in late 2006, one component of our ongoing initiative to better serve our customers by improving operations through facilities improvements and the realization of operating efficiency across our business. We believe long-term investments in fixed and human capital are necessary to ensure a strong foundation for the future growth of Young Innovations.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN*

Among Young Innovations, Inc., The Russell 2000 Index And The S & P Health Care Index



$220
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/01
12/02
12/03
12/04
12/05
12/06
134.51
208.48
196.29
199.20
195.55
Young Innovations, Inc.
Russell 2000
S & P Health Care

*$100 invested on 12/31/01 in stock or index, including reinvestment of dividends. Fiscal year ending December 31

"The Company has experienced volatility over the past nine years, yet our results have proven positive over time."

Alfred E. Brennan, CEO



As we enter our tenth year, we are mindful of our position as a public micro-cap company with historically low trading volume, and we understand that our profile will continue to change as we evolve as an organization. The Company has experienced volatility over the past nine years, yet our results have proven positive over time.

The values established by Young Innovations Chairman George Richmond in his 40-year stewardship of the Company include delivering the finest products to our customers, promoting an environment for the personal and professional growth of our employees, and providing long-term value to shareholders. These values have sustained an entrepreneurial dental manufacturing business through its initial public offering in 1997 towards reaching for the $100 million sales milestone in 2007.

We wish to extend our sincere appreciation to our Board of Directors, who helped us navigate the challenges we met in 2006. We would like to express our gratitude to Marc R. Sarni, who stepped down from the Board in September, and we are pleased to welcome Richard J. Bliss as our newest Director.

We are ever grateful for our employees, and are proud of their tireless efforts and enthusiasm in confronting the daily challenges we face. Our employees create an optimism for future growth, and we are inspired by their passion and dedication to serving the needs of oral healthcare professionals and their patients.

ALFRED E. BRENNAN
VICE CHAIRMAN OF THE BOARD
& CHIEF EXECUTIVE OFFICER

ARTHUR L. HERBST, JR.
PRESIDENT

FINANCIAL

REVIEW

SELECTED FINANCIAL DATA

The following table presents selected financial data of the Company. This historical data should be read in conjunction with the Consolidated Financial Statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations." All amounts except per share data are expressed in thousands.

Year ended December 31	2006[1]	2005	2004	2003[2]	2002
Income Statement Data					
Net sales	$90,805	$84,766	$79,201	$72,562	$67,147
Cost of goods sold	41,694	38,851	35,851	32,129	30,025
Gross profit	49,111	45,915	43,350	40,433	37,122
Selling, general and administrative expenses	25,628	22,090	22,219	19,025	18,562
Income from operations	23,483	23,825	21,131	21,408	18,560
Interest (income) expense and other, net	(28)	(485)	(144)	(109)	286
Income from operations before provision for income taxes	23,511	24,310	21,275	21,517	18,274
Provision for income taxes	8,732	8,972	8,138	8,231	7,127
Income from continuing operations	14,779	15,338	13,137	13,286	11,147
Income (loss) from discontinued operations	0	0	797	(85)	264
Net income	14,779	15,338	$13,934	$13,201	$11,411
Basic earnings per share	$1.65	$1.71	$1.54	$1.46	$1.29
Basic earnings per share from continuing operations	$1.65	$1.71	$1.45	$1.47	$1.26
Basic earnings (loss) per share from discontinued operations	$0.00	$0.00	$0.09	$(0.01)	$0.03
Basic weighted average common shares outstanding	8,954	8,957	9,040	9,017	8,876
Diluted earnings per share	$1.61	$1.65	$1.48	$1.40	$1.22
Diluted earnings per share from continuing operations	$1.61	$1.65	$1.40	$1.41	$1.19
Diluted earnings (loss) per share from discontinued operations	$0.00	$0.00	$0.08	$(0.01)	$0.03
Diluted weighted average common shares outstanding	9,182	9,312	9,409	9,431	9,331
Cash dividends declared per common share	$0.16	$0.16	$0.16	$0.06	n/a

As of December 31	2006	2005	2004	2003[2]	2002
Balance Sheet Data					
Working capital	$25,982	$28,186	$19,428	$12,676	$12,645
Total assets	156,588	118,089	109,829	101,484	84,988
Total debt (including current maturities)	21,810	0	0	2,852	4,304
Stockholders' equity	117,498	103,564	95,137	82,963	67,670

[1] On July 31, 2006 and August 18, 2006, the Company acquired substantially all of the assets of Microbrush, Inc. and Microbrush International Ltd., respectively (collectively "Microbrush"). The income statement data for the year ended December 31, 2006 includes results of operations for Microbrush, Inc. from August 1, 2006 through December 31, 2006 and Microbrush International Ltd. from August 18, 2006 through December 31, 2006. The balance sheet data as of December 31, 2006 includes the Microbrush acquisition.

[2] On December 1, 2003, the Company acquired substantially all of the assets of Obtura Corporation and Earth City Technologies (collectively "Obtura Spartan"). The income statement data for the year ended December 31, 2003 includes results of operations for Obtura Spartan from December 1, 2003 through December 31, 2003. The balance sheet data as of December 31, 2003 includes the Obtura Spartan acquisition.

Market for Registrant's Common Equity and Related Stockholder Matters

Market Prices and Dividends

The Company's Common Stock is listed on The Nasdaq Stock Market LLC under the symbol "YDNT."

The following table sets forth the high and low prices of the Company's Common Stock as reported by The Nasdaq Stock Market LLC and cash dividends declared during the last eight quarters.

On January 31, 2007, there were approximately 140 holders of record of the Company's Common Stock.

The Company has paid quarterly dividends on its Common Stock since the third quarter of 2003.

Payment of future cash dividends will be at the discretion of the Company's Board of Directors and will be dependent upon the earnings and financial condition of the Company and any other factors deemed relevant by the Board of Directors, and will also be subject to any applicable restrictions contained in the Company's then existing credit arrangements.

		Market Price		Cash Dividends
2005	Quarter	High	Low	Declared
	First	$36.72	$32.00	$0.04
	Second	$41.94	$35.44	$0.04
	Third	$37.95	$32.08	$0.04
	Fourth	$39.00	$31.45	$0.04
2006				
	First	$37.50	$31.80	$0.04
	Second	$37.00	$30.62	$0.04
	Third	$36.97	$31.73	$0.04
	Fourth	$36.85	$32.72	$0.04

Forward-Looking Statements

This Annual Report (including, without limitation, Item 1 – "Business" and Item 7 – "Management's Discussion and Analysis of Financial Condition and Results of Operations") includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts included herein are "forward-looking statements." Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements include statements which are predictive in nature, which depend upon or refer to future events or conditions and which include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or similar expressions. These statements are not guaranties of future performance, and the Company makes no commitment to update or disclose any revisions to forward-looking statements, or any facts, events or circumstances after the date hereof that may bear upon forward-looking statements. Because such statements involve risks and uncertainties, actual actions and strategies and the timing and expected results thereof may differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, those disclosed in this Annual Report and other reports filed with the Securities and Exchange Commission.

The Company makes no commitment to update these factors or to revise any forward-looking statements for events or circumstances occurring after the statement is issued.

At any time when the Company makes forward-looking statements, it desires to take advantage of the "safe harbor" which is afforded such statements under the Private Securities Litigation Reform Act of 1995.

Performance Graph

The graph on page 7 and table below compare the cumulative total shareholder return on the Company's Common Stock from December 31, 2001 through December 31, 2006, with the Russell 2000 Index and the S&P Health Care Index. The comparisons reflected in the table and graph are not intended to forecast the future performance of the Common Stock and may not be indicative of such future performance. The table and graph assume an investment of $100 in the Common Stock and the indexes on December 31, 2001 and the reinvestment of all dividends.

	12/01	12/02	12/03	12/04	12/05	12/06
Young Innovations, Inc.	100.00	134.51	208.48	196.29	199.20	195.55
Russell 2000	100.00	79.52	117.09	138.55	144.86	171.47
S & P Health Care	100.00	81.17	93.40	94.96	101.10	108.71

All numbers in thousands, except per share data

General

Young Innovations, Inc. and subsidiaries ("the Company") develop, manufacture, and market supplies and equipment used to facilitate the practice of dentistry and to promote oral health. The Company's product offerings include disposable and metal prophylaxis ("prophy") angles, prophy cups and brushes, prophy pastes, microapplicators, panoramic X-ray machines, dental handpieces (drills) and related components, home care kits, orthodontic and children's toothbrushes, flavored examination gloves, infection control products, ultrasonic cleaning systems, ultrasonic scaling and endodontic systems, and obturation systems used in endodontic surgery (root canal procedures). These products are primarily marketed to dental professionals, principally dentists, endodontists, orthodontists, dental hygienists and dental assistants. The Company's manufacturing and distribution facilities are located in Missouri, California, Indiana, Tennessee, Texas, Canada, Wisconsin and Ireland.

The Company operates in one reporting segment, which is the development and manufacture of a broad line of products marketed to dental professionals. The Company markets its products primarily in the U.S. The Company also markets its products in several international markets, including Canada, Europe, South America, Central America and the Pacific Rim. International sales represented less than 10% of the Company's total net sales in 2006, 2005 and 2004.

In December 2004, the Company completed the sale of the retail division of its Plak Smacker subsidiary. The retail division, which was previously reported as a distinct reporting segment, sold toothbrushes, children's toothpastes and dental accessories to mass merchandisers under the Plak Smacker brand name. As a result of the disposition, we have reclassified our financial statements to reflect the retail segment as discontinued operations.

Critical Accounting Policies

The SEC has requested that all registrants include in their MD&A a description of their most critical accounting policies, the judgments and uncertainties affecting the application of those policies, and the likelihood that materially different amounts would be reported under different conditions using different assumptions. The SEC indicated that a "critical accounting policy" is one which is both important to the portrayal of the company's financial condition and results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe that the following accounting policies fit this definition:

Allowance for doubtful accounts – The Company has 39% of its December 31, 2006 accounts receivable balance with two large customers (see footnote 6 of the notes to consolidated financial statements set forth in Item 8) with the remaining balance comprised of amounts due from numerous customers, some of which are international. Accounts receivable balances are subject to credit risk. Management has reserved for expected credit losses, sales returns and allowances, and discounts based upon past experience, as well as knowledge of current customer information. We believe that our reserves are adequate. It is possible, however, that the accuracy of our estimation process could be impacted by unforeseen circumstances. We continuously review our reserve balance and refine the estimates to reflect any changes in circumstances.

Inventory – The Company values inventory at the lower of cost or market on a first-in, first-out (FIFO) basis. Inventory values are based upon standard costs, which approximate historical costs. Management regularly reviews inventory quantities on hand and records a provision for excess or obsolete inventory based primarily on estimated product demand and other information related to the inventory, including planned introduction of new products and changes in technology. If demand for the Company's products is significantly different than management's expectations, the reserve could be materially impacted. Charges to the reserves are included in cost of goods sold.

Goodwill and other intangible assets – In accordance with the Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Intangible Assets," effective January 1, 2002, goodwill and other intangible assets with indefinite useful lives are reviewed by management for impairment at least annually, or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If indicators of impairment are present, the determination of the amount of impairment would be based on management's judgment as to the future operating cash flows to be generated from the assets. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Contingencies – The Company and its subsidiaries from time to time are subject to various contingencies, including legal proceedings arising in the normal course of business. Management, with the assistance of external legal counsel, performs an analysis of current litigation, and will record liabilities if a loss is probable and can be reasonably estimated. The Company believes the reserve is adequate; however, it cannot guarantee that costs will not be incurred in excess of current estimates.

Assets and liabilities acquired in business combinations – The Company periodically acquires businesses. All business acquisitions completed subsequent to 2002 were accounted for under the provisions of SFAS No. 141, "Business Combinations," which requires the use of the purchase method. All business acquisitions completed in years prior to 2002 were accounted for under the purchase method as set forth in Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations." The purchase method requires the Company to allocate the cost of an acquired business to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The allocation of acquisition cost to assets acquired includes the consideration of identifiable intangible assets. The excess of the cost of an acquired business over the fair value of the assets acquired and liabilities assumed is recognized as goodwill. The Company's measurement of fair values and certain preacquisition contingencies may impact the Company's cost allocation to assets acquired and liabilities assumed for a period of up to one year following the date of an acquisition. The Company utilizes a variety of information sources to determine the value of acquired assets and liabilities. For larger acquisitions, third-party appraisers are utilized to assist the Company in determining the fair value and useful lives of identifiable intangibles, including the determination of intangible assets that have an indefinite life. The valuation of the acquired assets and liabilities and the useful lives assigned by the Company will impact the determination of future operating performance of the Company.

Results of Operations

The following table sets forth, for the periods indicated, certain items from the Company's statements of income expressed as a percentage of net sales.

Year ended December 31	2006	2005	2004
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	45.9	45.8	45.3
Gross profit	54.1	54.2	54.7
Selling, general and administrative expenses	28.2	26.1	28.1
Income from continuing operations	25.9	28.1	26.6
Interest expense (income) and other, net	(.0)	(.6)	(.2)
Income from operations before provision for income taxes	25.9	28.7	26.8
Provision for income taxes	9.6	10.6	10.2
Net income from continuing operations	16.3	18.1	16.6
Net income from discontinued operations	0	0	1.0
Net income	16.3%	18.1%	17.6%

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Sales – Net sales for the year ended December 31, 2006 were $90,805, up 7.1% or $6,039 from $84,766 in the prior year. Sales for the year were positively impacted by the acquisition of Microbrush, which contributed approximately $5,000 in sales. Sales were negatively impacted by weak sales of our X-ray product line. Although total domestic unit shipments of X-ray systems were higher in 2006 than they were in the prior year, an increase in shipments of units rented was offset by a decline in shipments of units sold. Sales were also negatively impacted by lower-than-expected sales from the reintroduction of fluoride products which were discontinued in 2005. The Company discontinued approximately $2,400 in chemical product sales in 2005. Certain fluoride products were reintroduced in August 2006; however, these products only generated approximately $90 in sales in 2006.

Gross Profit – Gross profit increased $3,196, or 7.0%, from $45,915 in 2005 to $49,111 in 2006. The additional gross profit was primarily a result of the increased net sales resulting from the Microbrush acquisition and production efficiencies. Gross margin was relatively unchanged at 54.1% in 2006 when compared to 54.2% in 2005. The one-time impact of Microbrush purchase accounting as well as various costs of consolidation activity decreased gross margins. These decreases were offset by increased operating efficiencies, product mix benefits and increased sales volume.

Selling, General and Administrative Expenses ("SG&A") – SG&A expenses increased by $3,538, or 16.0%, to $25,628 in 2006 from $22,090 in 2005. SG&A costs increased approximately $2,000 as a result of the acquisitions of Microbrush and D&N Microproducts, Inc. The remaining SG&A increase was primarily due to increased personnel costs to support the growth of the business. As a percentage of net sales, SG&A expenses increased to 28.2% in 2006 from 26.1% in 2005 as a result of the factors explained above.

Income from Operations – Income from operations in 2006 was $23,483 compared to $23,825 in 2005, a decrease of 1.4%. The change was a result of the factors described above.

Interest Expense (income), net – Interest expense (income), net increased to $28 versus ($195) in 2005. This increase was primarily attributable to additional interest expense resulting from borrowings on the Company's credit facility to finance the Microbrush acquisition.

Other Expense (income), net – Other expense (income), net decreased to ($56) versus ($290) in 2005. This decrease was due to lower levels of miscellaneous income.

Provision for Income Taxes – During the year ended 2006, the Company's provision for income taxes decreased to $8,732 versus $8,972 in 2005 as a result of lower pre-tax income. The effective tax rate in 2006 was 37.1% compared to 36.9% in 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net Sales – Net sales from continuing operations for the year ended December 31, 2005 were $84,766, up 7.0% or $5,565 from $79,201 in the prior year. The sales increase was largely a result of favorable comparisons due to a significant decrease in sales experienced in the second quarter of 2004 as a result of a restructuring of certain sales incentive programs to dealers in May 2004. Strong dealer response to targeted marketing initiatives in 2005 and solid end-user demand for a majority of the Company's products also contributed to the increase. These increases were partially offset by the suspension, in the third quarter, of manufacturing and sales of certain chemical products, which represented approximately $2,400 of annual sales. The Company also experienced a decline in sales in the diagnostic product line in the last month of the year.

The sales incentive programs that were restructured by the Company in 2004 principally consisted of off-invoice pricing discounts (i.e., a discount reflected directly on the billing and requiring no performance obligation on the part of the customer). For accounting purposes, these discounts were recorded in the net sales account at the time of sale. During the second quarter of 2004, the Company eliminated certain of these promotional pricing incentives, which reduced customer orders and sales in that quarter. The reason for this second quarter change was to transition to product-line-based pricing promotions from the brand-based promotions that had been run in previous periods. These changes were made to facilitate certain new product introductions and facilities consolidation efforts, while providing for improved service levels to the Company's distributors.

Gross Profit – Gross profit increased $2,565, or 5.9%, from $43,350 in 2004 to $45,915 in 2005. The additional gross profit was primarily a result of the increased net sales. Gross margin decreased slightly from 54.7% in 2004 to 54.2% in 2005. The increase in sales volume as well as changes in product mix had a positive impact on the gross profit margin. These margin improvements were offset by the effects of temporary production inefficiencies related to facility consolidation activity and the impact of the voluntary recall of certain chemical products in the third quarter of 2005.

Selling, General and Administrative Expenses ("SG&A") – SG&A expenses remained relatively consistent, decreasing by $129, or 0.6%, to $22,090 in 2005 from $22,219 in 2004. The decrease in SG&A is primarily attributable to headcount reductions related to facility consolidations, reduced management incentive compensation consistent with our results and solid expense control. These decreases were partially offset by increased costs related to the growth in infrastructure of the business, such as regulatory and facilities costs. As a percentage of net sales, SG&A expenses decreased to 26.1% in 2005 from 28.1% in 2004 as a result of the factors explained above.

Income from Operations – Income from operations in 2005 was $23,825 compared to $21,131 in 2004, an increase of 12.8%. The increase is a result of the factors described above.

Provision for Income Taxes – During the year ended 2005, the Company's provision for income taxes increased to $8,972 versus $8,138 in 2004 as a result of higher pre-tax income partially offset by a decrease in the effective tax rate. The effective tax rate in 2005 was 36.9% compared to 38.25% in 2004. The lower effective tax rate in 2005 is primarily attributable to recognition of a tax benefit associated with a non-recurring capital loss, which created a $.03 per share benefit in the Company's third quarter results. The 2005 rate also reflected the estimated impact of the IRC Section 199 manufacturing deduction.

Discontinued Operations – The results of operations and gain from the sale of our retail segment, which was sold in December 2004, were reflected as discontinued operations in the results of that year. The 2004 results include sales of $3,086 and related operating income of $1,292, including a pre-tax gain on the sale of $1,156, net of certain transaction costs.

Liquidity and Capital Resources

Sources of Cash

Historically, the Company has financed its operations primarily through cash flow from operating activities and, to a lesser extent, through borrowings under its credit facility. Net cash flow from operating activities was $13,711, $17,843, and $12,531, for 2006, 2005 and 2004, respectively. The decrease in operating cash flow in 2006 is attributable to higher levels of prepaid expenses as well as higher accounts receivable at December 31, 2006, as the Company also experienced higher levels of sales at the end of 2006, resulting in a larger accounts receivable balance compared to 2005.

The Company maintains a credit agreement with a borrowing capacity of $75,000, which expires in April 2010. Borrowings under the agreement bear interest at rates ranging from LIBOR + .75% to LIBOR + 1.50%, or Prime, depending on the Company's level of indebtedness. Commitment fees for this agreement range from .125% to .15% of the unused balance. The agreement is unsecured and contains various financial and other covenants. As of December 31, 2006, the Company was in compliance with all of these covenants. During 2006, the Company borrowed under the credit facility to finance the acquisition of Microbrush, investments in facilities and for working capital needs. At December 31, 2006, the Company had $21,810 in outstanding borrowings under this agreement and $53,190 available for borrowing. Management believes through its operating cash flows as well as borrowing capabilities, the Company has adequate liquidity and capital resources to meet its needs on a short- and long-term basis.

Uses of Cash

Consistent with historical spending, the Company's uses of cash primarily relate to acquisition activity, capital expenditures, dividend distributions to shareholders and stock repurchases. Specific significant uses of cash over the three years are as follows:

2006

Net capital expenditures for property, plant and equipment were $7,189 in 2006. Significant capital expenditures included land, facility improvements, panoramic X-ray machines and new equipment purchases. Consistent with the Company's historical capital expenditures, future capital expenditures are expected to include facility development and improvements, panoramic X-ray machines for the Company's rental program, production machinery and information systems. In January 2006, YI Ventures LLC (a wholly owned subsidiary) acquired D&N Microproducts, Inc., a contract manufacturer of the Company's diagnostic product line. The Company paid approximately $2,800 in cash. On July 31, 2006, the Company acquired substantially all of the assets of Microbrush, Inc. and Microbrush International, Ltd. for approximately $32,000 in cash. The purchase price was principally financed with borrowings on the Company's credit facility and cash generated from operations. Quarterly dividends of $0.04 per share were paid March 15, June 15, September 15 and December 15, 2006, for a total payment of $1,457.

2005

Capital expenditures for property, plant and equipment were $1,807 in 2005. Significant capital expenditures included new equipment purchases and facility improvements. During the third quarter of 2005, the Company acquired the assets of a product line for $986 that primarily consisted of patents. The Company also repurchased 179 shares of its Common Stock from various stockholders for $6,514, including 100 shares from a trust controlled by George E. Richmond, its Chairman and principal stockholder, for an aggregate purchase price of $3,725. Quarterly dividends of $0.04 per share were paid March 15, June 15, September 15 and December 15, 2005, for a total payment of $1,455.

2004

Capital expenditures for property, plant and equipment were $5,577 in 2004. Significant capital expenditures included the purchase of a new distribution facility in California, office and meeting space in Illinois, and new tooling and equipment for our manufacturing facilities. In February 2004, YI Ventures LLC (a wholly owned subsidiary) acquired a small ultrasonic cleaning systems product line. In the fourth quarter of 2004, the Company repurchased 77 shares of its Common Stock from various stockholders for $2,511. Quarterly dividends of $0.04 per share were paid March 15, June 15, September 15 and December 15, 2004, for a total payment of $1,476.

Contractual Obligations (Payments due by period)	Total	Less than 1 Year	1-3 years	4-5 years	Beyond 5 years
Operating Leases (including buildings)	$1,355	$548	$633	$174	—
Long-Term Debt	$21,810	$ —	$ —	$21,810	—
Total	$23,165	$548	$633	$21,984	—

As of December 31, 2006 and 2005, management was aware of no relationships with any other unconsolidated entities, financial partnerships, structured finance entities or special-purpose entities that were established for the purpose of facilitating off-balance-sheet arrangements or for other contractually narrow or limited purposes.

Recent Financial Accounting Standards Board Statements

In June 2006, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)" which is effective for fiscal years beginning after December 15, 2006 with earlier adoption encouraged. This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company does not expect the impact of adopting this interpretation to be material to the financial statements.

In 2006, the Company adopted the disclosure requirements of Emerging Issues Task Force (the "EITF") Issue No. 063, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement" (that is, gross versus net presentation) for tax receipts on the face of their income statements. The scope of this guidance includes any tax assessed by a governmental authority that is directly imposed on a revenueproducing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added and some excise taxes (gross receipts taxes are excluded). The Company has historically presented such taxes on a net basis.

Quantitative and Qualitative Disclosures About Market Risk

Market risks relating to the Company's operations result primarily from changes in interest rates and changes in foreign exchange rates. From time to time, the Company finances acquisitions, capital expenditures and its working capital needs with borrowings under a revolving credit facility. Due to the variable interest rate feature on the debt, the Company is exposed to interest rate risk. Based on the Company's average debt balance, a theoretical 100-basis-point increase in interest rates would have resulted in approximately $110, $0, and $31 of additional interest expense in the years ended December 31, 2006, 2005 and 2004, respectively.

Sales of the Company's products in a given foreign country can be affected by fluctuations in the exchange rate. However, the Company sells less than 10% of its products outside the United States. Of these foreign sales, 19% are denominated in Euros and 9% in Canadian dollars. The Company does not feel that foreign currency movements have a material impact on its financial statements.

The Company does not use derivatives to manage its interest rate or foreign exchange rate risks.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Young Innovations, Inc.:

We have audited the accompanying consolidated balance sheets of Young Innovations, Inc. and subsidiaries ("the Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Young Innovations, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Young Innovations, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 2, 2007, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP
Chicago, IL
March 2, 2007

The management of Young Innovations, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;
- provide reasonable assurance that receipts and expenditures of the Company are being made in accordance with authorization of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting includes the controls themselves, monitoring and testing, and actions taken to correct deficiencies as identified.

All internal control systems, no matter how well designed, have inherent limitations, including the possibility that controls can be circumvented or overridden, and misstatements due to error or fraud may occur and not be detected. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Further, conditions in our business change over time, and, therefore, internal control effectiveness may vary over time.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Based on this assessment, management believes that, as of December 31, 2006, the Company's internal control over financial reporting is effective based on those criteria.

During the year ended December 31, 2006, the Company acquired D&N Microproducts, Inc. and substantially all of the assets of Microbrush, Inc. and Microbrush International Ltd. (collectively "the Acquired Businesses"). Management excluded the Acquired Businesses from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. The Acquired Businesses have total assets of $36,100 and total revenues of $5,300 included in the consolidated financial statements of the Company as of and for the year ended December 31, 2006.

The Company's independent registered public accounting firm, KPMG LLP, has issued an attestation report on our assessment of the Company's internal control over financial reporting. This report appears on the following page.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Young Innovations, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Young Innovations, Inc. and subsidiaries ("the Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Young Innovations, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Young Innovations, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Young Innovations, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

During the year ended December 31, 2006, the Company acquired D&N Microproducts, Inc. and substantially all of the assets of Microbrush, Inc. and Microbrush International Ltd. (collectively "the Acquired Businesses"). Management excluded the Acquired Businesses from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. The Acquired Businesses have total assets of $36,100 and total revenues of $5,300 included in the consolidated financial statements of the Company as of and for the year ended December 31, 2006. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of the Acquired Businesses.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Young Innovations, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated March 2, 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
Chicago, IL
March 2, 2007

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

December 31	2006	2005
Assets		
Current assets:		
Cash and cash equivalents	$ 1,017	$ 10,227
Trade accounts receivable, net of allowance for doubtful accounts of $478 and $435, in 2006 and 2005, respectively	13,057	9,538
Inventories	14,111	10,796
Other current assets	5,546	3,796
Total current assets	33,731	34,357
Property, plant and equipment, net	29,178	21,567
Goodwill	78,233	52,690
Other intangible assets	11,140	7,074
Other assets	4,306	2,401
Total assets	$156,588	$118,089

Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 7,749	6,171
Total current liabilities	7,749	6,171
Long-term debt	21,810	—
Deferred income taxes	9,531	8,354
Total liabilities	39,090	14,525
Stockholders' equity:		
Common stock, voting, $.01 par value, 25,000 shares authorized, 8,996 and 8,917 shares issued and outstanding, net of treasury stock, in 2006 and 2005, respectively	$ 90	$ 90
Additional paid-in capital	29,214	28,922
Retained earnings	111,089	97,767
Common stock in treasury, at cost, 1,229 and 1,292 shares in 2006 and 2005, respectively	(22,939)	(23,215)
Accumulated other comprehensive income	44	—
Total stockholders' equity	117,498	103,564
Total liabilities and stockholders' equity	$156,588	$118,089

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

Years ended December 31	2006	2005	2004
Net sales	$90,805	$84,766	$79,201
Cost of goods sold	41,694	38,851	35,851
Gross profit	49,111	45,915	43,350
Selling, general and administrative expenses	25,628	22,090	22,219
Income from operations	23,483	23,825	21,131
Interest (income) expense, net	28	(195)	18
Other income	(56)	(290)	(162)
Income from operations before provision for income taxes	23,511	24,310	21,275
Provision for income taxes	8,732	8,972	8,138
Income from continuing operations	14,779	15,338	13,137
Income (loss) from discontinued operations	—	—	797
Net income	$14,779	$15,338	$13,934
Basic earnings per share	$ 1.65	$ 1.71	$ 1.54
Basic earnings per share from continuing operations	$ 1.65	$ 1.71	$ 1.45
Basic earnings per share from discontinued operations	—	—	$ 0.09
Diluted earnings per share	$ 1.61	$ 1.65	$ 1.48
Diluted earnings per share from continuing operations	$ 1.61	$ 1.65	$ 1.40
Diluted earnings per share from discontinued operations	—	—	$ 0.08
Basic weighted average shares outstanding	8,954	8,957	9,040
Diluted weighted average shares outstanding	9,182	9,312	9,409

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Common Stock in Treasury	Deferred Stock Compensation	Accumulated Other Comprehensive Income	Total	Comprehensive Income
Balance, December 31, 2003	$90	$28,367	$71,426	$(15,985)	$(935)		$82,963	
Net income	—	—	13,934	—	—	—	13,934	$13,934
Common stock purchased	—	—	—	(1,924)	—	—	(1,924)	
Stock options exercised	—	666	—	637	—	—	1,303	
Amortization of deferred stock compensation	—	—	—	—	337	—	337	
Cash dividends, ($0.06 per share)	—	—	(1,476)	—	—	—	(1,476)	
Comprehensive income								13,934
Balance, December 31, 2004	$90	$29,033	$83,884	$(17,272)	$(598)		$95,137	
Net income	—	—	15,338	—	—	—	15,338	$15,338
Common stock purchased	—	—	—	(6,039)	—	—	(6,039)	
Stock options exercised	—	151	—	96	—	—	247	
Amortization of deferred stock compensation	—	—	—	—	336	—	336	
Cash dividends ($0.16 per share)	—	—	(1,455)	—	—	—	(1,455)	
Comprehensive income								$15,338
Balance, December 31, 2005	$90	$29,184	$97,767	$(23,215)	$(262)		$103,564	
Net income	—	—	14,779	—	—	—	14,779	$14,779
Eliminate remaining deferred stock compensation	—	(262)	—	—	262	—	—	
Common stock purchased	—	—	—	(1,669)	—	—	(1,669)	
Stock options exercised	—	(936)	—	1,809	—	—	873	
Issuance of restricted stock	—	(136)	—	136	—	—	—	
Share-based compensation	—	294	—	—	—	—	294	
Excess income tax benefit from stock options	—	1,070	—	—	—	—	1,070	
Cash dividends ($0.16 per share)	—	—	(1,457)	—	—	—	(1,457)	
Other comprehensive income	—	—	—	—	—	44		
Foreign currency translation adjustments	—	—	—	—	—	—	44	44
Comprehensive income								$14,823
Balance, December 31, 2006	$90	$29,214	$111,089	$(22,939)	—	$44	$117,498	

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

Years ended December 31	2006	2005	2004
Cash flows from operating activities:			
Net income	$14,779	$15,338	$13,934
Adjustments to reconcile net income to net cash flows from operating activities:			
Gain from sale of discontinued operations, net of tax	—	—	(714)
Depreciation and amortization	3,724	3,110	3,166
Deferred income taxes	1,177	1,344	383
Loss on disposal of property, plant and equipment	—	—	113
Loss on private equity investmnet fund	83	—	—
Changes in assets and liabilities, net of effects of acquisitions and divestitures			
Trade accounts receivable	(2,137)	418	1,388
Inventories	(340)	(28)	(2,024)
Other current assets	(1,673)	(156)	(180)
Other assets	(1,114)	(873)	(1,340)
Accounts payable and accrued liabilities	(788)	(1,310)	(2,195)
Total adjustments	(1,068)	2,505	(1,403)
NET CASH FLOWS FROM OPERATING ACTIVITIES	13,711	17,843	12,531
Cash flows from investing activities:			
Payouts for acquisitions of businesses and intangibles, net of cash acquired	(35,622)	(986)	(1,254)
Proceeds from sale of discontinued operations	—	—	1,800
Purchases of property, plant and equipment	(7,189)	(1,807)	(5,577)
Proceeds from sale of IAI	—	200	—
Purchase of private quity investment	(750)	—	—
NET CASH FLOWS FROM INVESTING ACTIVITIES	(43,561)	(2,593)	(5,031)
Cash flows from financing activities:			
Payments on long-term debt	(8,473)	—	(12,420)
Borrowings on long-term debt	30,283	—	9,568
Excess tav benefit from stock options exercised	1,070	—	—
Proceeds from stock options exercised	1,176	394	953
Purchases of treasury stock	(1,975)	(6,514)	(2,511)
Payment of cash dividends	(1,457)	(1,455)	(1,476)
NET CASH FLOWS FROM FINANCING ACTIVITIES	20,624	(7,575)	(5,886)
Effect of exchange rate changes on cash	16	—	—
Net increase (decrease) in cash and cash equivalents	(9,210)	7,675	1,614
Cash and cash equivalents, beginning of period	10,227	2,552	938
Cash and cash equivalents, end of period	$1,033	$10,227	$2,552

The accompanying notes are an integral part of these statements.

(In thousands, except per share data)

December 31, 2006

1. Organization

Young Innovations, Inc. and its subsidiaries ("the Company") develop, manufacture, and market supplies and equipment used to facilitate the practice of dentistry and to promote oral health. The Company's product offerings include disposable and metal prophylaxis ("prophy") angles, prophy cups and brushes, prophy pastes, microapplicators, panoramic X-ray machines, dental handpieces (drills) and related components, home care kits, orthodontic and children's toothbrushes, flavored examination gloves, infection control products, ultrasonic cleaning systems, ultrasonic scaling and endodontic systems, and obturation systems used in endodontic surgery (root canal procedures). The Company's manufacturing and distribution facilities are located in Missouri, California, Indiana, Tennessee, Texas, Wisconsin, Canada and Ireland. Export sales were less than 10% of total net sales for 2006, 2005 and 2004. Sales denominated in Euros and Canadian dollars approximated 2% and 1%, respectively of total sales in 2006.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Young Innovations, Inc. and its direct and indirect wholly owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with an initial maturity of three months or less.

Inventories

Inventories are stated at the lower of cost (which includes material, labor and manufacturing overhead) or net realizable value. Inventory values are based upon standard costs which approximate historical costs, determined by the first-in, first-out (FIFO) method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Expenditures for repairs and maintenance are charged to expense as incurred, and additions and improvements that significantly extend the lives of assets are capitalized. Upon disposition, cost and accumulated depreciation are eliminated from the related accounts, and any gain or loss is reflected in the statements of income. The Company provides depreciation using the straightline method over the estimated useful lives of respective classes of assets as follows:

Buildings and improvements	3 to 40 years
Machinery and equipment	3 to 10 years
Equipment rented to others	4 to 15 years

Goodwill and Other Intangible Assets

Goodwill represents the excess of cost over fair value of net assets of businesses acquired. The Company adopted the provisions of Financial Accounting Standards Board (FASB) Statement No. 142, "Goodwill and Other Intangible Assets," as of January 1, 2002. Pursuant to Statement 142, goodwill and indefinite life intangible assets acquired in a purchase business combination are not amortized, but are instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with FASB Statement No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets." Intangible assets primarily consist of trademarks, license agreements, core technology, patents and patent applications, product formulas, and supplier and customer relationships. Trademarks have been determined to have indefinite useful lives, and therefore the carrying value is reviewed at least annually for recoverability in accordance with the requirements of Statement No. 142. Other intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets, generally between 5 and 40 years, and tested for impairment whenever conditions indicate that an asset may be impaired.

Impairment of Long-Lived Assets

The Company assesses and measures any impairments of long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 144. If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the carrying value of the asset will not be recovered, as determined based on projected undiscounted cash flows related to the asset over its remaining life, the carrying value of the asset is reduced to its estimated fair value. The Company has not incurred any material impairments of long-lived assets during the years ended 2006, 2005 and 2004.

Fair Value of Financial Instruments

Financial instruments consist principally of cash, accounts receivable, notes receivable, accounts payable and debt. The estimated fair value of these instruments approximates their carrying value. Due to the short-term nature of the notes receivable, book value approximates fair value.

Revenue Recognition

Revenue from the sale of products is recorded at the time title passes, generally when the products are shipped, as the Company's shipping terms are customarily FOB shipping point. Revenue from the rental of equipment to others is recognized on a month-to-month basis as the revenue is earned. The Company generally warrants its products against defects, and its most generous policy provides a two-year parts and labor warranty on X-ray machines. The policy with respect to sales returns generally provides that a customer may not return inventory except at the Company's option, with the exception of X-ray machines, which have a 90-day return policy. The Company owns X-ray equipment rented on a month-to-month basis to customers. A liability for the removal costs of the rented X-ray machines is capitalized and amortized over four years.

Advertising Costs

Advertising costs are expensed when incurred. Advertising costs were approximately $2,142, $2,159, and $2,347 for 2006, 2005 and 2004, respectively.

Research and Development Costs

Research and development costs are expensed when incurred and totaled $915, $752, and $715 for 2006, 2005 and 2004, respectively.

Interest (Income) Expense, Net

Interest (income) expense, net includes interest paid related to borrowings on the Company's credit facility, as well as interest income earned on various investments and notes receivable. In 2006, 2005 and 2004, interest income totaled $633, $326 and $76, respectively.

Other Income

Other income includes rental income from leased space and other miscellaneous income, all of which are not directly related to the Company's primary business.

Income Taxes

The Company has accounted for income taxes under SFAS No. 109, "Accounting for Income Taxes," which requires an asset-and-liability approach to accounting for and reporting income taxes. Deferred income taxes are provided for temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities using rates which are expected to apply in the period the differences are estimated to reverse.

Stock-Based Compensation

Prior to fiscal 2006, as permitted under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company applied Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for awards made under the Plan. No compensation cost was recognized in prior periods for the stock options granted, as exercise prices were not less than the fair value of the underlying stock on the date of grant. Compensation expense was recognized under APB 25 for restricted stock awards based on the fair market value of the stock on the date of grant.

As of January 1, 2006, the Company adopted SFAS No. 123(R), "Share-Based Payment," which requires recognition of expense related to the fair value of share-based compensation awards. The Company has elected the modified prospective transition method as permitted by SFAS No. 123(R); accordingly, results from prior periods have not been restated. Under this transition method, compensation cost must be recognized in the financial statements for all awards granted after the date of adoption, as well as for existing stock awards for which the requisite service has not been rendered as of the date of adoption. Due to the fact that all of the Company's options were issued prior to the date SFAS No. 123(R) was adopted and were vested as of January 1, 2006, the adoption of SFAS No. 123(R) did not have a material impact on the Company's financial statements. No stock option grants were made in 2006.

Had the Company determined employee share-based compensation cost based on a fair value model at the grant date for its stock options under SFAS 123, the Company's net earnings per share for the years ended December 31, 2005 and 2004 would have been adjusted to the pro forma amounts as follows ($ in thousands, except per share amounts):

	Year Ended December 31, 2005		Year Ended December 31, 2004	
	As Reported	Pro Forma	As Reported	Pro Forma
Net income	$15,338	$11,424	$13,934	$13,267
Net income from continuing operations	15,338	11,424	13,137	12,470
Net income (loss) from discontinued operations	—	—	797	797
Earnings per share:				
Basic	$1.71	$1.28	$1.54	$1.47
Basic earnings per share from continuing operations	$1.71	$1.28	$1.45	$1.38
Basic earnings per share from discontinued operations	—	—	$0.09	$0.09
Diluted	$1.65	$1.23	$1.48	$1.41
Diluted earnings per share from continuing operations	$1.65	$1.23	$1.40	$1.33
Diluted earnings per share from discontinued operations	—	—	$0.08	$0.08
Amount of restricted share compensation included in in determination of net income:	$336	—	$337	—

On March 1, 2005, the Company granted 320 options to employees and nonemployee directors. All options were vested immediately. No additional grants were made in 2005, and no stock options were granted in 2004.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005
Dividend yield[1]	0.49%
Expected volatility[2]	38.8%
Risk-free interest rate[3]	4.5%
Expected life[4]	8.0

[1] Represents cash dividends paid as a percentage of the average share price over the prior four quarters.

[2] Based on historical volatility of the Company's common stock.

[3] Represents the Treasury bill rate.

[4] The period of time that options granted are expected to be outstanding based upon historical evidence.

Supplemental Cash Flow Information

Cash flows from operating activities include $7,464, $7,525, and $6,545 for the payment of federal and state income taxes and $552, $75 and $81 for the payment of interest related to borrowings on the Company's credit facility during 2006, 2005 and 2004, respectively.

Foreign Cash Flow Information

The translation of financial statements into U.S. dollars has been performed in accordance with SFAS No. 52, "Foreign Currency Translation." The local currency for all entities included in the consolidated financial statements has been designated as the functional currency. Non-U.S. dollar denominated assets and liabilities have been translated into U.S. dollars at the rate of exchange prevailing at the balance sheet date. Revenues and expenses have been translated at the weighted average of exchange rates in effect during the year. Translation adjustments are recorded as a separate component of shareholders' equity. Net currency transaction losses (gains) included in other expense, net were ($25), ($18) and $3 for 2006, 2005 and 2004.

3. Acquisitions

On July 31, 2006, the Company entered into an agreement, through its wholly owned subsidiaries Young Microbrush, LLC and Young Microbrush Ireland Ltd., with Microbrush, Inc., a Wisconsin corporation, and Microbrush International Ltd., a Republic of Ireland private limited company, (collectively, "Microbrush"), to acquire substantially all of Microbrush's assets related to the manufacture, development and distribution of dental products. The acquisition of U.S. purchased assets was completed on July 31, 2006. The acquisition of Irish purchased assets was completed on August 18, 2006. The Company paid approximately $32,777 in cash, including direct transaction costs, in connection with the acquisition. An additional $3,000 in purchase price may be paid by the Company ("Earnout Payments") if certain performance targets are achieved over the next two years. Of the purchase price, $3,000 was paid into an escrow account pending settlement of any indemnification claims the Company may have pursuant to the transaction documents. Amounts paid or received by the Company in future periods, if any, in connection with escrow account settlements and Earnout Payments discussed above will be accounted for as an adjustment to purchase price when the related contingencies are resolved. The acquisition further establishes the Company as a leader in the category of consumable dental products, enabling the Company to expand its product offerings in this area.

The acquisition was financed through a combination of cash generated from operations as well as debt, and was accounted for as a purchase transaction. Debt incurred to finance the acquisition totaled $20,060. Upon initial allocation of the purchase price at the time of the acquisition, goodwill was determined to be $23,737. During the fourth quarter of 2006, goodwill increased by $90 due to adjustments to the purchase price allocation.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed in connection with the acquisition. The Company is in the process of finalizing the valuations related to certain assets acquired and liabilities assumed and upon doing so will adjust the preliminary purchase price allocation if necessary.

Purchase Price	$ 32,777
Less:	
Current assets	3,295
Property, plant and equipment	2,857
Intangible assets	4,325
Plus:	
Current liabilities assumed	(1,527)
Goodwill	23,827

The Company has accrued liabilities of approximately $350 for costs to exit certain activities of Microbrush that existed on the date of acquisition. Liabilities recorded primarily represent costs related to contractual obligations and restructuring.

The preliminary allocation of the purchase price to identifiable intangible assets, along with their respective useful lives, is as follows:

Amortizable intangible assets:	
Patents (10-12 years)	
Non-compete agreements (5 years)	$854
Customer relationships (8 years)	111
Intangible assets	494
	1,459
Indefinite-lived intangible assets (not subject to amortization):	
Trademark/Trade Name	2,866
	$4,325

The results of operations for the U.S. and the Irish components of Microbrush are included in the consolidated financial statements since July 31, 2006 and August 18, 2006, respectively.

The following unaudited pro forma condensed combined income statement information has been prepared as if Microbrush had been acquired on January 1, 2005 and 2006, respectively. The unaudited pro forma condensed combined financial information has been derived from the Company's historical consolidated financial statements and those of Microbrush.

	Pro Forma Year Ended December 31,	
	2006 (unaudited)	2005 (unaudited)
Net sales	$98,186	$96,445
Operating income	$25,723	$26,316
Net income	$15,727	$15,755
Basic earnings per share	$1.76	$1.76
Diluted earnings per share	$1.71	$1.69
Basic weighted average shares outstanding	8,954	8,957
Diluted weighted average shares outstanding	9,182	9,312

During the first quarter of 2006, YI Ventures LLC acquired substantially all of the assets and assumed a portion of the liabilities of D&N Microproducts, Inc., a contract manufacturer of the Company's diagnostic product line. The Company paid approximately $2,800 in cash, including transaction costs. Upon initial allocation of the purchase price at the time of the acquisition, goodwill was determined to be $1,582 and $269 of supplier relationships was recognized. During 2006 goodwill increased $340, which was primarily related to changes in estimates related to severance liabilities and adjustments to the fair value estimates of the assets and liabilities. The results of operations for D&N Microproducts, Inc. are included in the consolidated financial statements since January 2006.

4. Discontinued Operations

In December 2004, the Company completed the sale of the retail division of its Plak Smacker subsidiary. The retail division, which has previously been reported as a separate segment, sold toothbrushes, children's toothpaste and dental accessories to mass merchandisers under the Plak Smacker brand name. The retail operations were accounted for as discontinued operations and accordingly, operating results and net assets were segregated in the accompanying Consolidated Statements of Income and Consolidated Balance Sheets. Results for discontinued operations are as follows (in thousands):

Years ended December 31	2004
Net sales	$ 3,086
Income (loss) before income taxes	1,292
Provision for income taxes	495
Net income (loss)	797

5. Investment

On February 21, 2006, the Company invested in a private equity investment fund. At December 31, 2006, the Company has an unfunded capital commitment of up to $2,250. As of December 31, 2006, the total capital commitment paid by the Company was $750. The investment is accounted for under the equity method of accounting and included in other assets on the Consolidated Balance Sheet. The investment value recorded approximates fair value. Equity income (loss) is recorded using a three-month lag. The Company's loss attributed to this private equity investment was included in other income, net and totaled $83 for the year ended December 31, 2006.

On May 17, 1999, the Company acquired a one-third interest in International Assembly, Inc., a Texas corporation (IAI). The investment was accounted for under the equity method of accounting and included in other assets on the Consolidated Balance Sheets. Equity income (loss) was recorded using a three-month lag. The Company's losses attributed to IAI were included in other expense, net and totaled $0 and $10 for 2005 and 2004, respectively. The Company purchased certain services from IAI at amounts less than would be paid to unrelated parties. The amounts paid for these services totaled $112 and $244 in 2005 and 2004, respectively. During the second quarter of 2005, the Company sold its interest in IAI for $200, which approximated the book value of the asset.

6. Major Customers and Credit Concentration

The Company generates trade accounts receivable in the normal course of business. The Company grants credit to distributors and customers throughout the world and generally does not require collateral to secure the accounts receivable. The Company's credit risk is concentrated among two distributors accounting for 39% and 38% of accounts receivable at December 31, 2006 and 2005, respectively.

The percentage of net sales made to major distributors of the Company's continuing operations were as follows:

Years ended December 31	2006	2005	2004
Distributor			
Henry Schein, Inc.	15.0%	14.2%	16.2%
Patterson Companies, Inc.	13.2%	13.5%	13.7%

7. Notes Receivable

The Company offers various financing options to its equipment customers, including notes payable to the Company. The equipment is used to secure the notes. Total revenue from sales of equipment financed by the Company was $5,118, $4,770 and $4,215 during 2006, 2005 and 2004, respectively. These transactions are recorded as a sale upon the transfer of title to the purchaser, which generally occurs at the time of shipment, at an amount equal to the sales price of non-financed sales. Interest on these notes is accrued as earned and recorded as interest income.

Notes receivable consist of the following:

December 31	2006	2005
Notes receivable, short-term	$2,276	$2,160
Notes receivable, long-term	3,443	2,328
Total notes receivable	$5,719	$4,488

Notes receivable are included in other current assets and other assets in the accompanying Consolidated Balance Sheets.

The Company expanded the financing program during 2006, which lead to an increased notes receivable balance compared to December 31, 2005. Notes bear interest at rates ranging from 0% to 11%, and have a weighted average maturity of 32 months. Interest income related to the notes is included in the Consolidated Income Statement caption "interest (income) expense, net."

8. Inventories

Inventories consist of the following:

December 31	2006	2005
Finished products	$6,654	$6,742
Work in process	2,732	1,808
Raw materials and supplies	4,725	2,246
Total inventories	$14,111	$10,796

9. Property, Plant and Equipment

Property, plant and equipment consist of the following:

December 31	2006	2005
Land	$ 3,147	$ 1,611
Buildings and improvements	13,210	11,479
Machinery and equipment	22,266	19,256
Equipment rented to others	7,621	6,158
Construction in progress	3,262	991
	$ 49,506	$ 39,495
Less – Accumulated depreciation	(20,328)	(17,928)
Total property, plant and equipment, net	$ 29,178	$ 21,567

The Company has no machinery and equipment under capital lease. At December 31, 2006, $1,882 of net property, plant and equipment was located outside of the U.S. Depreciation expense was $2,907, $2,427, and $2,603, for 2006, 2005, and 2004, respectively.

10. Other Assets

Other assets consist of the following:

December 31	2006	2005
Notes receivable, long-term	3,443	2,328
Investments	667	—
Other	196	73
Total other assets	$4,306	$2,401

11. Goodwill and Other Intangible Assets

Goodwill consists of the following:

December 31	2006	2005
Balance, beginning of the year	$57,488	$57,415
Goodwill acquired during year	25,749	—
Changes to purchase price allocation	(206)	73
Balance, end of year	$83,031	$57,488
Less – Accumulated amortization	(4,798)	(4,798)
Goodwill, net	$78,233	$52,690

On July 31, 2006, the Company acquired Microbrush (see footnote 3). The acquisition resulted in preliminary goodwill of approximately $23,737 and $4,325 of intangible assets. During the fourth quarter of 2006, goodwill increased by $90 due to adjustments to the purchase price allocation.

During the first quarter of 2006, YI Ventures LLC acquired substantially all of the assets and assumed a portion of the liabilities of D&N Microproducts, Inc., a contract manufacturer of the Company's diagnostic product line. The Company paid approximately $2,800 in cash, including transaction costs. Upon initial allocation of the purchase price at the time of the acquisition, goodwill was determined to be $1,582 and $269 of supplier relationships was recognized. During 2006 goodwill increased $340, which was primarily related to changes in estimates related to severance liabilities and adjustments to the fair value estimates of the assets and liabilities.

During the first quarter of 2004, YI Ventures LLC (a wholly owned subsidiary) acquired substantially all of the assets of Healthsonics Corporation for $1,500. The final Healthsonics allocation of the purchase price resulted in an adjustment to the goodwill balance in the first quarter of 2006, which was primarily related to changes in estimates related to severance liabilities.

There have been no changes in goodwill related to impairment losses or write-offs due to sales of businesses during the years ended December 31, 2006 and 2005.

During the third quarter of 2005, the Company acquired the assets of a preventative dental product line, which primarily consisted of $846 in patents, $90 of customer relationships and $50 in fixed assets.

Other intangibles consist of the following:

As of December 31, 2006	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets			
License agreements	$1,200	$185	$1,015
Core technology	591	92	499
Patents	2,197	476	1,721
Product formulas	430	60	370
Customer relationships	834	147	687
Non-compete agreements	498	296	202
Supplier relationships	399	170	229
Total	$6,149	$1,426	$4,723
Intangible assets not subject to amortization			
Trademarks	$6,417		$6,417
Total intangible assets	$12,566	$1,426	$11,140

As of December 31, 2005	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets			
License agreements	$1,200	$125	$1,075
Core technology	591	62	529
Patents	1,343	339	1,004
Product formulas	430	48	382
Customer relationships	339	59	280
Non-compete agreements	391	161	230
Supplier relationships	130	111	19
Total	$4,424	$905	$3,519
Intangible assets not subject to amortization			
Trademarks	$3,555		$3,555
Total intangible assets	$7,979	$905	$7,074

The costs of other intangible assets with finite lives are amortized over their expected useful lives using the straight-line method. The amortization lives are as follows: 10 to 20 years for patents, license agreements and core technology; 40 years for product formulations; and 5 to 8 years for supplier and customer relationships. Non-compete agreements are amortized over the length of the signed agreement. The weighted average life for amortizable intangible assets is 16 years. Aggregate amortization expense for the years ended December 31, 2006, 2005 and 2004 was $523, $347, and $226, respectively. Estimated amortization expense for each of the next five years is as follows:

For the year ended 12/31/07	$ 533
For the year ended 12/31/08	533
For the year ended 12/31/09	533
For the year ended 12/31/10	474
For the year ended 12/31/11	394

12. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

December 31	2006	2005
Accounts payable	$2,409	$2,617
Accrued compensation and benefits	1,714	1,225
Accrued rebate and discount payments	771	438
Accruals related to Microbrush acquisition	526	—
Accrued taxes	384	366
Accrued warranty	293	285
Accrued expenses and other	1,652	1,240
Total accounts payable and accrued liabilities	$7,749	$6,171

13. Credit Arrangements and Notes Payable

The Company has a credit arrangement that provides for an unsecured revolving credit facility with an aggregate commitment of $75,000. The Company had $53,190 unused line of credit at December 31, 2006. Borrowings under the arrangement bear interest at rates ranging from LIBOR +.75% to LIBOR +1.50%, or Prime, depending on the Company's level of indebtedness. Commitment fees for this arrangement range from .125% to .15% of the unused balance. The agreement is unsecured and contains various financial and other covenants. As of December 31, 2006, the Company was in compliance with these covenants.

Long-term debt was as follows:

December 31	2006	2005
Revolving credit facility due 2010 with a weighted-average interest rate of 6.16%	$21,810	—
Less – current portion	—	—
	$21,810	—

Aggregate debt maturities are: 2007-$0; 2008-$0; 2009-$0; and 2010-$21,810.

14. Common Stock

During 2006, the Company repurchased 51 shares of its Common Stock from various stockholders for $1,669. The purchases were financed through cash generated from operations. The Company also reissued 114 shares of its Common Stock in conjunction with stock option exercises for $1,176. In addition, the restrictions on 24 previously issued shares of Common Stock lapsed during 2006 and 8 were repurchased by the Company for $269 (see footnote 15). The Company also issued 8 shares of its Common Stock pursuant to a restricted stock award.

During 2005, the Company repurchased 166 shares of its Common Stock from various stockholders for $6,039, including 100 shares of its common stock from a trust controlled by George E. Richmond, its Chairman and principal stockholder, for an aggregate purchase price of $3,725. The purchases were financed through cash generated from operations. The Company also reissued 34 shares of its Common Stock in conjunction with stock option exercises for $394. In addition, the restrictions on 24 previously issued shares of Common Stock lapsed during 2005 and 13 were repurchased by the Company for $475 (see footnote 15).

During 2004, the Company repurchased 60 shares of its Common Stock from various stockholders for $1,924. The purchases were financed through cash generated from operations. The Company also reissued 87 shares of its Common Stock in conjunction with stock option exercises for $953. In addition, the restrictions on 24 previously issued shares of Common Stock lapsed during 2004 and 17 were repurchased by the Company for $587 (see footnote 15).

15. Share-Based Compensation

The Company adopted the 1997 Stock Option Plan (the 1997 Plan) effective in November 1997 and amended the Plan in 1999 and 2001. A total of 1,725 shares of Common Stock were reserved for issuance under this plan, which is administered by the compensation committee of the Board of Directors (Compensation Committee). The Company adopted the 2006 Long-Term Incentive Plan (the 2006 Plan) effective in May 2006. The 2006 Plan is intended to be a successor to the 1997 Plan. A total of 700 shares are available for grant under the 2006 Plan. Awards under the 2006 Plan may be stock options, stock appreciation rights, restricted stock, non-vested equity share units and other equity awards.

Any employee of the Company or its affiliates, any consultant whom the Compensation Committee determines is significantly responsible for the Company's success and future growth and profitability, and any member of the Board of Directors, may be eligible to receive awards under the 2006 Plan. The purpose of the 2006 Plan is to: (a) attract and retain highly competent persons as employees, directors and consultants of the Company; (b) provide additional incentives to such employees, directors and consultants by aligning their interests with those of the Company's shareholders; and (c) promote the success of the business of the Company. The Compensation Committee of the Board of Directors establishes vesting schedules for each option issued under the Plan. Outstanding options generally vested over a period up to four years. All outstanding options expire 10 years from the grant date. Under the 1997 and 2006 Plans, non-vested equity share units and restricted stock may be awarded or sold to participants under terms and conditions established by the Compensation Committee. For non-vested equity shares, compensation expense is based upon the grant date market price and is recorded over the vesting period.

Accounting for Share-Based Compensation

Prior to fiscal 2006, as permitted under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company applied Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for awards made under the Plan. No compensation cost was recognized in prior periods for the stock options granted, as exercise prices were not less than the fair value of the underlying stock on the date of grant. Compensation expense was recognized under APB 25 for restricted stock awards based on the fair market value of the stock on the date of grant.

As of January 1, 2006, the Company adopted SFAS No. 123(R), "Share-Based Payment," which requires recognition of expense related to the fair value of stock-based compensation awards. The Company has elected the modified prospective transition method as permitted by SFAS No. 123(R); accordingly, results from prior periods have not been restated. Under this transition method, compensation cost must be recognized in the financial statements for all awards granted after the date of adoption, as well as for existing stock awards for which the requisite service has not been rendered as of the date of adoption. Due to the fact that all of the Company's options were issued prior to the date SFAS No. 123(R) was adopted and were vested as of January 1, 2006, the adoption of SFAS No. 123(R) did not have a material impact on the Company's financial statements. No stock option grants were made in 2006.

Stock Option Activity

The following table summarizes stock option activity for the year ended December 31, 2006:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding, January 1, 2006	928	$22.24		
Granted	—	—		
Exercised	113	$10.37		
Forfeited or expired	—	—		
Outstanding, December 31, 2006	815	$23.89	6.06 yrs	$8,330
Exercisable at December 31, 2006	815	$23.89	6.06 yrs	$8,330

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day of the year ended December 31, 2006 and the exercise price, multiplied by the number of in-the-money options). All stock options were vested on or before January 1, 2006.

On March 1, 2005, the Company granted 320 stock options and all options were vested immediately. The weighted-average grant date fair value of stock options granted during the quarter ended March 31, 2005 was $18.52.

The total aggregate intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 was $2,730, $818 and $1,959, respectively. Payments received upon the exercise of stock options for the years ended December 31, 2006, 2005 and 2004 totaled $1,176, $394 and $953, respectively. The tax benefit realized related to these exercises was $1,070, $328 and $1,950 for the years ended December 31, 2006, 2005 and 2004, respectively. The Company issues shares from treasury upon share option exercises.

Non-Vested Equity Shares Activity

In October 2001, the Company granted 120 non-vested equity shares to certain executive officers of the Company. No monetary consideration was paid by the officers who received the non-vested equity shares. These shares vest 20% each year for five years starting in October 2002. In May 2006, the Company granted 7.5 shares of non-vested equity shares. No monetary consideration was paid by the employees who received the non-vested equity shares. These shares vest 20% each year for five years starting in May 2007. Until the restricted shares vest they are restricted from sale, transfer or assignment in accordance with the terms of the agreements under which they were issued. The Company calculates compensation cost for restricted stock grants by using the fair market value of its common stock at the date of grant and the number of shares issued. This compensation cost is amortized over the applicable vesting period. The following table details the status and changes in non-vested equity shares for the year ended December 31, 2006:

	Shares	Weighted Average Grant Date Fair Value
Non-vested equity shares, December 31, 2005	24	$14.02
Granted	8	$33.77
Exercised	(24)	$14.02
Forfeited	—	—
Non-vested equity shares, December 31, 2006	8	$33.77

During the year ended December 31, 2006, the Company recorded pretax compensation expense of $294 related to the Company's restricted stock. As of December 31, 2006, there was approximately $221 of unrecognized compensation cost related to non-vested equity shares, which will be amortized over the weighted-average remaining requisite service period of 4.4 years. The Company issues share grants from treasury.

16. Income Taxes

The components of the provision for income taxes are as follows:

Years ended December 31	2006	2005	2004
Current	$7,556	$7,810	$7,384
Deferred	1,176	1,162	1,249
Total provision for income taxes	$8,732	$8,972	$8,633

Reconciliation of U.S. federal statutory income tax rate to the Company's effective tax rate:

Years ended December 31	2006	2005	2004
Income from continuing operations before provision for income taxes	$23,511	$24,310	$21,275
U.S. federal income tax rate	35%	35%	35%
Computed income taxes	8,229	8,509	7,446
Sale of investment in International Assembly, Inc. (IAI)	—	(235)	—
Deduction for Domestic Production Activities	(279)	(123)	—
Other	(77)	(73)	73
Provision for federal income taxes on continuing operations	7,873	8,078	7,519
State income taxes from continuing operations, net of federal tax benefit	859	894	619
Provision for income taxes on continuing operations	$ 8,732	$ 8,972	$ 8,138
Effective tax rate on continuing operations	37.14%	36.90%	38.25%
Provision for income taxes on discontinued operations	—	—	495
Total provision for income taxes	$ 8,732	$ 8,972	$ 8,633

Temporary differences that gave rise to deferred income tax assets and liabilities are as follows:

December 31	2006	2005
Deferred income tax assets:		
Trade accounts receivable	$ 172	$ 175
Inventories	432	323
Accrued liabilities	138	319
Other	239	163
Total deferred income tax assets	981	980
Deferred income tax liabilities:		
Property, plant and equipment	(2,490)	(2,723)
Intangibles	(6,954)	(5,637)
Other	(87)	6
Total deferred income tax liabilities	(9,531)	(8,354)
Net deferred income tax liability	$(8,550)	$(7,374)

Current deferred income tax assets of $981 and $980 are included in other current assets as of December 31, 2006 and 2005, respectively.

17. Sales of Equipment Rented to Others

Periodically, customers who rent X-ray equipment from the Company elect to purchase the equipment. The Company recognizes revenue for the proceeds of such sales and records as cost of goods sold the net book value of the equipment. Net sales of equipment consistent with this practice were $1,452, $1,623, and $1,679 for 2006, 2005 and 2004, respectively, and gross profit from these sales was $716, $806 and $783 for 2006, 2005 and 2004, respectively.

18. Employee Benefits

The Company has defined contribution 401(k) plans covering substantially all full-time employees meeting service and age requirements. Contributions to the Plan can be made by an employee through deferred compensation and through a discretionary employer contribution. Compensation expense related to this plan was $406, $224, and $255, for 2006, 2005 and 2004, respectively. The Company also offers certain healthcare insurance benefits for substantially all employees.

19. Related-Party Transactions

During 2006 and 2005, the Company paid consulting fees of $50 and $54, respectively, to a corporation which is wholly owned by George E. Richmond, the Company's Chairman.

During 2006 and 2005, the Company paid fees of $89 and $123, respectively, to a corporation which is wholly owned by George E. Richmond, the Company's Chairman, for corporate use of an aircraft owned by that corporation.

In May 2005, the Company purchased 100 shares of its common stock from a trust controlled by George E. Richmond, the Company's Chairman and principal stockholder, for an aggregate purchase price of $3,725.

20. Earnings Per Share

Basic earnings per share (Basic EPS) is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share (Diluted EPS) includes the dilutive effect of stock options and restricted stock, if any, using the treasury stock method. The following table sets forth the computation of basic and diluted earnings per share:

Years ended December 31	2006	2005	2004
Net income	$14,779	$15,338	$13,934
Net income from continuing operations	14,779	15,338	13,137
Net income from discontinued operations	—	—	797
Weighted average shares outstanding for basic earnings per share	8,954	8,957	9,040
Dilutive effect of stock options and restricted stock	228	355	369
Weighted average shares outstanding for diluted earnings per share	9,182	9,312	9,409
Basic earnings per share	$1.65	$1.71	$1.54
Basic earnings per share from continuing operations	$1.65	$1.71	$1.45
Basic earnings per share from discontinued operations	—	—	$0.09
Diluted earnings per share	$1.61	$1.65	$1.48
Diluted earnings per share from continuing operations	$1.61	$1.65	$1.40
Diluted earnings per share from discontinued operations	—	—	$0.08

21. Quarterly Financial Data (Unaudited)

2006	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Year
Net sales	$20,683	$21,466	$23,811	$24,845	$90,805
Gross profit	11,478	11,585	12,766	13,282	49,111
Income from continuing operations	5,584	5,535	6,188	6,176	23,483
Net income	3,587	3,548	3,948	3,696	14,779
Basic earnings per share	$ .40	$ .40	$ .44	$ .41	$1.65
Diluted earnings per share	$ .39	$ .39	$ .43	$ .40	$1.61

2005	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Year
Net sales	$20,634	$20,906	$21,616	$21,610	$84,766
Gross profit	10,884	11,538	11,805	11,688	45,915
Income from continuing operations	5,507	5,622	6,148	6,548	23,825
Net income	3,470	3,560	4,168	4,140	15,338
Basic earnings per share	$ .38	$ .40	$ .47	$ .46	$1.71
Diluted earnings per share	$ .37	$ .38	$ .45	$ .45	$1.65

22. Commitments and Contingencies

The Company leases certain office and warehouse space, manufacturing facilities, automobiles, and equipment under non-cancelable operating leases. The total rental expense for all operating leases was $951, $887, and $1,001 for 2006, 2005 and 2004, respectively. Rental commitments amount to $548 for 2007, $434 for 2008, $199 for 2009, $130 for 2010 and $44 for 2011.

The Company and its subsidiaries from time to time are parties to various legal proceedings arising in the normal course of business. Management believes that none of these proceedings, if determined adversely, would have a material adverse effect on the Company's financial position, results of operations or liquidity.

The Company generally warrants its products against defects, and its most generous policy provides a two-year parts and labor warranty on X-ray machines. The accrual for warranty costs was $293 and $285 at December 31, 2006 and 2005, respectively.

In certain circumstances, the Company provides recourse for loans for equipment purchases by customers. Certain banks require the Company to provide recourse to finance equipment for new dentists and other customers with credit histories which are not consistent with the banks' lending criteria. In the event that a bank requires recourse on a given loan, the Company would assume the bank's security interest in the equipment securing the loan. As of December 31, 2006 and 2005, respectively, approximately $20 and $98 of the equipment financed with various lenders was subject to such recourse. Recourse on a given loan is generally eliminated by the bank after one year, provided the bank has received timely payments on that loan. Based on the Company's past experience with respect to these arrangements, it is the opinion of management that the fair value of the recourse provided is minimal and not material to the results of operations or financial position of the Company.

23. Subsequent Events

On January 31, 2007, the Board of Directors declared a quarterly dividend of $0.04 per share, payable March 15, 2007 to shareholders of record on February 15, 2007.

On January 31, 2007, the Company entered into new employment agreements with Alfred E. Brennan, its Chief Executive Officer, and Arthur L. Herbst, Jr., its President.

On February 16, 2007, the Compensation Committee of the Board of Directors issued an aggregate of 125.2 shares of restricted stock and options to purchase an aggregate of 93.3 shares of common stock, to certain employees.

24. New Accounting Standards

In June 2006, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)," which is effective for fiscal years beginning after December 15, 2006 with earlier adoption encouraged. This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company does not expect the impact of this interpretation to be material to the financial statements.

In 2006, the Company adopted the disclosure requirements of Emerging Issues Task Force (the "EITF") Issue No. 063, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (that is, gross versus net presentation)" for tax receipts on the face of their income statements. The scope of this guidance includes any tax assessed by a governmental authority that is directly imposed on a revenueproducing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes (gross receipts taxes are excluded). The Company has historically presented such taxes on a net basis.

DIRECTORS AND OFFICERS

George E. Richmond
Chairman of the Board

Alfred E. Brennan
Vice Chairman of the Board
& Chief Executive Officer

Brian F. Bremer[1, 2, 3]
Partner – CroBern Management
Partnership II LP

Richard J. Bliss[1, 2, 3]
Managing Partner – Godfrey & Kahn S.C.

Dr. Patrick J. Ferrillo[1, 2, 3]
Dean – Arthur A. Dugoni
School of Dentistry

[1] Audit Committee
[2] Compensation Committee
[3] Nominating Committee

George E. Richmond
Chairman of the Board

Alfred E. Brennan
Vice Chairman of the Board
& Chief Executive Officer

Arthur L. Herbst, Jr.
President

Christine R. Boehning
Secretary, Vice President &
Chief Financial Officer

Daniel J. Tarullo
Vice President

Stephen T. Yaggy
Vice President

CORPORATE INFORMATION

Corporate Headquarters
13705 Shoreline Court East
Earth City, Missouri 63045
314-344-0010
Investor Relations: Ext. 3133

Stock Listing
Nasdaq/AMEX
Symbol: YDNT

Independent Certified Public Accountants
KPMG LLP
Chicago, Illinois

Transfer Agent
UMB Bank
P.O Box 410064
Kansas City, Missouri 64141
816-860-7338

ANNUAL MEETING

The Annual Meeting for Shareholders of Young Innovations will be held on Tuesday, May 8, 2007, starting at 9:00 a.m. at:

The University Club of Chicago
75 East Monroe Street
Chicago, Illinois



"We believe demand for our products remains strong."

Alfred E. Brennan, CEO

Young Innovations, Inc.

13705 Shoreline Court East
Earth City, Missouri 63045
314-344-0010
Investor Relations: Ext. 3133
www.ydnt.com